Kura Sushi USA, Inc. 17932 Sky Park Circle Suite H Irvine, CA 92614 657-333-4100 www.kurasushi.com

June 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Kura Sushi USA, Inc.

        Form 10-K for the Fiscal Year Ended August 31, 2019

        Filed November 26, 2019

        File No. 1-39012

Ladies and Gentlemen:

Kura Sushi USA, Inc. (the “Company”) is in receipt of your letter dated May 21, 2020 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced report as filed with the Commission.  Our response to this comment is set forth below.  For the convenience of the Staff, the comment from the Letter is restated in bold prior to the response to such comment.

Form 10-K filed November 26, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EBITDA and Adjusted EBITDA, page 48

1. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Adjusted EBITDA and Restaurant-level Contribution and the exclusion of pre-opening rent expense and pre-opening costs in the calculation of these non-GAAP measures.

Response:

The Company acknowledges the Staff’s comment and has reviewed Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“Non-GAAP CD&I’s”).  Pre-opening rent expense includes rent expenses incurred between the date of possession and opening day of our restaurants and pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees for the training period. The amount of pre-opening rent expense and pre-opening costs in any given period could vary in amount and frequency as they are driven by the timing and number of new restaurant openings.  Additionally, these costs have no relationship to the ongoing operations of our existing restaurants.  Our growth strategy includes pursuing new restaurant development and we have expanded our restaurant base from eight restaurants in California as of the beginning of fiscal year 2016 to 23 restaurants in five states as of the end of fiscal year 2019.  We opened four restaurants in fiscal year 2018 and six restaurants in fiscal year 2019.  Given our small restaurant unit base and expected increase in unit growth of new restaurants, we believe pre-opening rent expense and pre-opening costs will continue to vary period over period.

As it relates to the guidance in Question 100.01 of the Non-GAAP CD&I’s, we do consider both pre-opening rent expense and pre-opening costs to be normal, recurring, cash operating expenses necessary to operate our business, however, we do not believe excluding these items when presenting Adjusted EBITDA and Restaurant-level Contribution results in a misleading measure of our operating performance.  Our GAAP financial measures, which include pre-opening rent expense and pre-opening costs, can be used to evaluate the Company’s overall financial

U.S. Securities and Exchange Commission

June 3, 2020

performance. However, to supplement our GAAP financial measures given the variability of costs associated with new restaurant openings, we provide certain non-GAAP financial measures such as Adjusted EBITDA and Restaurant-level Contribution which excludes pre-opening rent expense and pre-opening costs in the calculation of these non-GAAP financial measures.  We believe these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results as it relates to our existing restaurants.  We also believe these non-GAAP financial measures provide an additional tool for investors to use in comparing the Company’s financial measures with those of peer companies, particularly within the restaurant industry, which may present similar non-GAAP financial measures.

We disclosed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)” of our Form 10-K for the fiscal year ended August 31, 2019, that the reader should be aware when evaluating Adjusted EBITDA and Restaurant-level Contribution as we may in the future incur expenses similar to those excluded when calculating these measures.  However, in future filings we will add additional disclosure to our discussion of non-GAAP measures in MD&A stating that Adjusted EBITDA and Restaurant-level Contribution exclude pre-opening rent expense and pre-opening costs which are considered normal, recurring, cash operating expenses necessary to operate our business, and further qualification that such non-GAAP measures may not provide a complete understanding of operating results of the Company as a whole and should be reviewed in conjunction with our GAAP financial results.  A revised form of disclosures we would intend to include in future filings (changes identified in bold/underline) is as follows:

EBITDA and Adjusted EBITDA

EBITDA is defined as net income before interest, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus stock-based compensation expense; pre-opening rent expense and pre-opening costs which are considered normal, recurring, cash operating expenses necessary to operate our business; non-cash rent expense and asset disposals, closure costs and restaurant impairments, as well as certain items that are not indicative of core operating results. EBITDA and Adjusted EBITDA are non-GAAP measures which are intended as supplemental measures of our performance and are neither required by, nor presented in accordance with, GAAP. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results.  However, these measures may not provide a complete understanding of the operating results of the Company as a whole and such measures should be reviewed in conjunction with our GAAP financial results.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

U.S. Securities and Exchange Commission

June 3, 2020

Restaurant-level Contribution and Restaurant-level Contribution Margin

Restaurant-level Contribution is defined as operating income plus depreciation and amortization; stock-based compensation expense; pre-opening rent expense, pre-opening costs and general and administrative expenses which are considered normal, recurring, cash operating expenses necessary to operate our business; non-cash rent expense; asset disposals, closure costs and restaurant impairments; less corporate-level stock-based compensation expense and pre-opening costs recognized within general and administrative expenses. Restaurant-level Contribution margin is defined as Restaurant-level Contribution divided by sales. Restaurant-level Contribution and Restaurant-level Contribution margin are intended as supplemental measures of our performance and are neither required by, nor presented in accordance with, GAAP. We believe that Restaurant-level Contribution and Restaurant-level Contribution margin provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. However, these measures may not provide a complete understanding of the operating results of the Company as a whole and such measures should be reviewed in conjunction with our GAAP financial results.  We expect Restaurant-level Contribution to increase in proportion to the number of new restaurants we open and our comparable restaurant sales growth.

We present Restaurant-level Contribution because it excludes the impact of general and administrative expenses, which are not incurred at the restaurant-level. We also use Restaurant-level Contribution to measure operating performance and returns from opening new restaurants. Restaurant-level Contribution margin allows us to evaluate the level of Restaurant-level Contribution generated from sales.

However, you should be aware that Restaurant-level Contribution and Restaurant-level Contribution margin are financial measures which are not indicative of overall results for the Company, and Restaurant-level Contribution and Restaurant-level Contribution margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures.

In addition, when evaluating Restaurant-level Contribution and Restaurant-level Contribution margin, you should be aware that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Restaurant-level Contribution and Restaurant-level Contribution margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Restaurant-level Contribution and Restaurant-level Contribution margin in the same fashion. Restaurant-level Contribution and Restaurant-level Contribution margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

U.S. Securities and Exchange Commission

June 3, 2020

Should you have any questions regarding any of the foregoing, please contact me via phone at (657) 333-4040 or via email at K.shinohara@kurausa.com.

We thank the Staff for its time and consideration with respect to this matter.

Respectfully submitted,
Kura Sushi USA, Inc.

By:	/s/ Koji Shinohara
Name:	Koji Shinohara
Title:	Chief Financial Officer

cc:  Aaron Seamon, Squire Patton Boggs (US) LLP

       Hiroki Suyama, Squire Patton Boggs (US) LLP